02036958

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

PE

SEC MAIL PROCESSING RECEIVED
MAY 20 2002
WASH. D.C. 165 SECTION

TABLE OF CONTENTS

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 17, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

telex-Chile
TELECOMUNICACIONES DE CHILE

P R E S S   R E L E A S E

FOR IMMEDIATE DELIVERY

Contact: **Felipe Pérez - Manager Corporate Affairs**
Telex-Chile S.A.
Telephone (562) 382-5786 - Fax (562) 3825116
Internet e-mail: tlchile@chilesat.net
Web Site Home Page: telex.cl

TELEX-CHILE S.A. AND ITS LONG DISTANCE AFFILIATE CHILESAT S.A. ANNOUNCE CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2002.

(Santiago, Chile, May 15 2002). Telex-Chile S.A., (NYSE-TL) announced its consolidated financial statements for the first quarter of the 2002 financial period, prepared in accordance with Chilean Accounting principles.

Telex-Chile S.A. is the parent company of (i) Chilesat S.A., one of the main long distance public telephone carriers in Chile; (ii) Chilesat Servicios Empresariales S.A., one of the main entrepreneurial service providers of telecommunications in Chile, (iii) Texcom S.A. a holding company that operates a network of regional entrepreneurial services through affiliates of telecommunications in Latin and North America.

The figures that are shown here, in accordance with accounting principles that are generally accepted in Chile, are expressed in constant Chilean pesos as at 31st March 2002. The information equivalent in North American Dollars is based on the exchange rate in effect on March 31, 2002, which was Ch$ 655.90 per North American dollar.

The consolidated figures presented in accordance with generally accepted principles in the U. S. (US GAAP) will be provided by the company when the Annual Form 20-F is submitted in accordance with the Securities and Exchange Commission in the United States of America.

tele*x*Chile
TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

RELEVANT INFORMATION

1. On April 26, 2002 Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd., through their companies, Redes Opticas S.A. and Redes Opticas (Cayman)Corp., subscribed in the aggregate a total of 3,777,161,888 shares of the capital increase resolved at the Special General Shareholders' Meeting held on January 30 last for a total of Ch$ 67,988 million (US$ 104 million) that they paid entirely capitalizing financial credits of the Company and of its affiliate Chilesat S.A.

2. By virtue of said capitalization, Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd., through such companies, now control in the aggregate 95.6% of the shares subscribed and paid for in Telex-Chile S.A.

3. The financial debt of the Company and of its affiliate Chilesat, was reduced in its aggregate in a sum equivalent to approximately 104 million dollars, representative in the case of Chilesat of a percentage of over 95% of its financial debt susceptible of being capitalized under the terms of its preventive judicial agreement, while in the case of Telex-Chile S.A, and according to its own agreement, that percentage exceeds 70%.

4 As a consequence of such capitalization, both Telex-Chile S.A. and its affiliate Chilesat S.A. fully complied with their preventive judicial agreements convened with their creditors last December, entering now a stage of full normality in the development of their corporate operations.

5. At the Special General Shareholders Meeting of Telex-Chile S.A. and its affiliate Chilesat S.A., held last April 30, their respective boards of directors were renewed, and are now formed by Messrs. Fernando Agüero Garcés, Jaime Bauzá Bauzá, Ignacio Cosentino Ortiz, Enrique Huidobro Augier, Alejandro Jadrecic Marinovic, Norberto Morita Kusumoto, Ricardo Rodríguez Molina, Raúl Sotomayor Valenzuela and Heriberto Urzúa Sánchez.

   Such directors appointed Mr. Norberto Morito Kusumoto as President and Mr. Raúl Sotomayor Valenzuela as Vice-president.

telexChile
TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

CONSOLIDATED RESULTS OF TELEX-CHILE AND CHILESAT FOR THE FIRST QUARTER OF THE 2002 FINANCIAL YEAR.

TELEX-CHILE CONSOLIDATED

NET INCOME	NET INCOME
FIRST QUARTER 2002	FIRST QUARTER 2001
Ch$ (4,901) million US$ (7.47 million)	Ch$ (6,114) million US$ (9.32) million

The results of Telex-Chile S.A. during the first quarter of 2002, in spite of reflecting such loss, experienced an improvement of almost 20% with respect to the same period of 2001.

The operating Income of the first quarter of 2002, although, negative in Ch$ 1,394 million (US4 2.13 million), reflects an improvement of 36% compared with the operating loss for Ch$ 2,165 million (US$ 3.30 million) shown in the first quarter of the preceding fiscal year.

The non operating Income of the first quarter of 2002, although, negative in the amount of Ch$ 3,503 million, (US$ 5.34 million) mainly affected by the financial expenses, reflects an improvement of 12.5% with respect to the Ch$ 4,004 million (US$ 6.10 million) of the same period of the preceding year.

The strong reduction of the financial debt ratio due to the effect of the capitalization mentioned previously, will be reflected in a substantial reduction of the financial expenses as of the second quarter of 2002.

During the first quarter of 2002 Telex-Chile S.A. recorded a consolidated EBITDA amounting to Ch$ 1,564 million (US$ 2.38 million), which represents an increase of 33% with respect to the Ch$ 1,175 million (US$ 1.79 million) reached in the same period of the preceding year.

telex-Chile
TELECOMUNICACIONES DE CHILE

PRESS RELEASE

CHILESAT S.A.
CONSOLIDATED

NET INCOME	NET INCOME
FIRST QUARTER 2002	**FIRST QUARTER 2001**
Ch$ (2,792) Million	(Ch$ 3,550) million
US$ (4.26) Million	US$ (5.41) million

The results of Chilesat S.A. during the first quarter of 2002, in spite of reflecting such loss, experienced an improvement of almost 21% with respect to the same period of 2001.

Although the operating Income of the first quarter of 2002 was negative in Ch$ 978 million (US$ 1.49 million), it reflects an improvement of 23.25% compared with the operating loss for Ch$ 1,274 million (US$ 1.94 million) recorded in the same period of the previous fiscal year.

Although the non-operating Income of the first quarter of 2002 was negative in Ch$ 1,705 million, (US$ 2.60 million), affected mainly by the financial expenses, it reflects an improvement of 22.4% with respect to the negative Ch$ 2,207 millions (US$ 3.36 millions) in the same period of the previous year.

The strong reduction of the financial debt ratio due to the effect of the capitalization indicated above, will be reflected in a reduction of the financial expenses as of the second quarter of 2002.

Chilesat showed an EBITDA of Ch$ 1,785 million (US$ 2.72 million) during the first quarter of the 2002 fiscal year, which represents an increase of 24% compared with the Ch$ 1,437 million (US$ 2.19 million) reached in the same period of the preceding year.

telexChile
TELECOMUNICACIONES DE CHILE

PRESS RELEASE

CONSOLIDATED COMPARATIVE RESULTS OF TELEX-CHILE

(Adjusted to values as at 31st March, 2002).

Chilesat S.A. Revenue: Revenue during the first quarter of 2002 amounted to Ch$ 7,745 million (US$ 11.81 million), representing a reduction of 8.3% with respect to the Ch$ 8,448 million (US$ 12.88 million) recorded in the same period of the preceding year. The reduction is mainly explained by a reduction in the national long distance traffic that affected the industry in general, which was partially compensated with an increase in the average tariffs, and a drop in the tariffs of the international long distance services.

Revenue of Chilesat Servicios Empresariales S.A. This revenue provided through the affiliate Chilesat Servicios Empresariales S.A. amounted during the first quarter of 2002 to
Ch$ 1,287 million (US$ 1.96 million) which represents an increase of 4.2% with respect to the Ch$ 1,235 million (US$ 1.88 million) of the same period of the previous year, which is explained mainly by the growth in 7% of its portfolio of clients, led by the Broad Band IP Services.

Revenue of the operations of Texcom S.A: The revenue of the operations abroad of this affiliate that consolidate with Telex Chile, during the first quarter of 2002 amounted to Ch$ 1,425 million (US$ 2.17 million), representing a reduction of 54.5% with respect to the Ch$ 3,133 million (US$ 4.78 million) of the same period of the previous year, which is mainly explained by the deconsolidation as of the first quarter 2002 of the operations of its affiliate Colomsat S.A.

The consolidated revenue of Texcom includes the consolidation of the operations of Texcom USA, Perusat (Peru) and Texcom Telecomunicaciones C.A. (Venezuela).

Operating Costs: The consolidated operating costs of Telex-Chile during the first quarter of 2002 amounted to Ch$ 7,380 million (US$ 11.25 million) representing a reduction of about 27.4% with respect to the Ch$ 10,164 million (U$ 15.50 million) of the same period in the previous year, which is explained mainly by the cost reduction policy implemented during the 2001 fiscal year, that included among other initiatives, the closing of national branches, reduction in the staff and the restitution of underused satellite capacity, to which there is added the effect of the deconsolidation of Colomsat S.A.

Administration and Sales Expenses: The consolidated administration and sales expenses of Telex-Chile during the first quarter of 2002 amounted to Ch$ 4,053 million (US$ 6.18 million) representing a reduction of 10.5% with respect to the

Ch$ 4,530 million (US$ 6.91 million) of the same period of the previous year, which is explained mainly also by a reduction in the staff in the companies of the group and due to the effect of the deconsolidation of Colomsat S.A.

P R E S S R E L E A S E

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Telex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: Telex-Chile is at risk of a delisting from the New York Stock Exchange due to a failure to maintain continued listing requirements. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

telex Chile
TELECOMUNICACIONES DE CHILE

P R E S S   R E L E A S E

TELEX-CHILE S.A.
CONSOLIDATED RESULTS AT MARCH 31, 2002
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT MARCH 31, 2002

INCOME STATEMENT	UP TO 31/03/02 Millions CH$	UP TO 31/03/01 Millions CH$	UP TO 31/03/02 Millions US$	UP TO 31/03/01 Millions US$
REVENUES				
CHILESAT S.A.	7.745	8.448	11,81	12,88
CHILESAT SERVS EMPRESARIALES S.A.	1.287	1.235	1,96	1,88
TELEX CHILE S.A.	411	170	0,63	0,26
TEXCOM S.A.	1.425	3.133	2,17	4,78
TELSYS S.A.	60	315	0,09	0,48
CONSOLIDATION ADJUSTMENTS	(889)	(772)	(1,36)	(1,18)
TOTAL REVENUES	**10.039**	**12.529**	**15,31**	**19,10**
OPERATING COSTS	(7.380)	(10.164)	(11,25)	(15,50)
GROSS INCOME	**2.659**	**2.365**	**4,05**	**3,61**
S&G A. EXPENSES (Without Provisions)	(3.587)	(4.104)	(5,47)	(6,26)
PROVISION FOR TRADE DEBTORS	(466)	(426)	(0,71)	(0,65)
S&G A. EXPENSES	(4.053)	(4.530)	(6,18)	(6,91)
OPERATING INCOME	**(1.394)**	**(2.165)**	**(2,13)**	**(3,30)**
+DEPRECIATION AND AMORTIZATION	2.958	3.340	4,51	5,09
EBITDA	**1.564**	**1.175**	**2,38**	**1,79**
NON OPERATING RESULTS				
INTEREST EXPENSES	(2.254)	(2.117)	(3,44)	(3,23)
PRICE LEVEL RESTATEMENT	18	155	0,03	0,24
DIFFERENCE IN EXCHANGE RATE	(488)	(2.099)	(0,74)	(3,20)
OTHER NON OPERATING INCOME & EXPENSES	(779)	57	(1,19)	0,09
TOTAL NON OPERATING RESULT	**(3.503)**	**(4.004)**	**(5,34)**	**(6,10)**
RESULT BEFORE TAXES	**(4.897)**	**(6.169)**	**(7,47)**	**(9,41)**
INCOME TAXES	(3)	15	(0,00)	0,02
MINORITARY INTEREST	(1)	40	(0,00)	0,06
AMORTIZATION NEGATIVE GOODWILL	-	-	-	-
NET RESULT	**(4.901)**	**(6.114)**	**(7,47)**	**(9,32)**

(1) US$=655,90
(2) In 2002 Texcom Consolidated Revenues include the Consolidation of Texcom USA and Perusat (Peru).

teleχChile
TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

CHILESAT S.A.
CONSOLIDATED RESULTS AT MARCH 31, 2002
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT MARCH 31, 2002

INCOME STATEMENT	UP TO 31/03/02 Millions CH$	UP TO 31/03/01 Millions CH$	UP TO 31/03/02 Millions US$	UP TO 31/03/01 Millions US$
REVENUES				
CHILESAT S.A.	7.745	8.448	11,81	12,88
CHILESAT SERVS EMPRESARIALES S.A.	1.287	1.235	1,96	1,88
CONSOLIDATION ADJUSTMENTS	(155)	(52)	(0,24)	(0,08)
TOTAL REVENUES	**8.877**	**9.631**	**13,53**	**14,68**
OPERATING COSTS	(6.384)	(7.531)	(9,73)	(11,48)
GROSS INCOME	**2.493**	**2.100**	**3,80**	**3,20**
S&G A. EXPENSES (Without Provisions)	(3.009)	(2.953)	(4,59)	(4,50)
PROVISION FOR TRADE DEBTORS	(462)	(421)	(0,70)	(0,64)
S&G A. EXPENSES	(3.471)	(3.374)	(5,29)	(5,14)
OPERATING INCOME	**(978)**	**(1.274)**	**(1,49)**	**(1,94)**
+DEPRECIATION AND AMORTIZATION	2.763	2.711	4,21	4,13
EBITDA	**1.785**	**1.437**	**2,72**	**2,19**
NON OPERATING RESULTS				
INTEREST EXPENSES	(1.887)	(1.344)	(2,88)	(2,05)
PRICE LEVEL RESTATEMENT	85	23	0,13	0,04
DIFFERENCE IN EXCHANGE RATE	(376)	(1.385)	(0,57)	(2,11)
OTHER NON OPERATING INCOME & EXPENSES	473	499	0,72	0,76
TOTAL NON OPERATING RESULT	**(1.705)**	**(2.207)**	**(2,60)**	**(3,36)**
RESULT BEFORE TAXES	**(2.683)**	**(3.481)**	**(4,09)**	**(5,31)**
INCOME TAXES	(2)	(36)	(0,00)	(0,05)
MINORITARY INTEREST	(107)	(33)	(0,16)	(0,05)
AMORTIZATION NEGATIVE GOODWILL	-	-	-	-
NET RESULT	**(2.792)**	**(3.550)**	**(4,26)**	**(5,41)**

(1) US$=655,90

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

May 17, 2002

By: ______________________
Rodrigo Villa Mardel
Chief Financial Officer